

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Irene McCarthy
Chief Executive Officer and Director
Stealth BioTherapeutics Corp
c/o Intertrust Corporate Services (Cayman) Limited
One Nexus Way, Camana Bay
Grand Cayman
KY1-9005 Cayman Islands

> **Re: Stealth BioTherapeutics Corp**
> **Registration Statement on Form F-1**
> **Filed June 3, 2022**
> **File No. 333-265423**

Dear Irene McCarthy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rosemary G. Reilly